

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>VIA FACSIMILE AND U.S. MAIL</u>

October 10, 2007

Beverly Eichel
Chief Financial Officer
Hirsch International Corp.
50 Engineers Road
Hauppauge, New York 11788

> **RE: Hirsch International Corp.**
> **Form 10-K for the Eleven Months Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and**
> **June 30, 2007**
> **File No. 0-23434**

Dear Ms. Eichel:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief